Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Formation
BigBear.ai Intermediate Holdings, LLC	Delaware
BigBear.ai, LLC	Delaware
NuWave Solutions, L.L.C.	Maryland
PCI Strategic Management, LLC	Maryland
ProModel Government Solutions, Inc.	Utah
Open Solutions Group, LLC	Virginia